Exhibit 14.2

TO OUR EMPLOYEES AND DIRECTORS
Guidelines for Business Conduct

TABLE OF CONTENTS

I.	PROTECTING THE COMPANY’S ASSETS	1
	Use of the Company’s Assets	1
	Confidential Information	1

II.	RECORDING AND REPORTING INFORMATION	2

III.	BUSINESS CONTACTS WITH COMPETITORS	3

IV.	ACQUIRING AND USING INFORMATION ABOUT OTHERS	3

V.	BRIBES, GIFTS, ENTERTAINMENT AND SOLICITATIONS	4

VI.	CONFLICT OF INTEREST	5
	Your Personal Financial Interest	5
	Your Non Work Activity - Competing with the Company	5
	Supplying the Company	5
	Use of the Company’s Time and Assets	6
	Waiver of Conflict of Interest	6

VII.	POLITICAL CONTRIBUTIONS	6

VIII.	USING INSIDE INFORMATION	6

IX.	TECHNOLOGY RESOURCES	7

X.	COMPETITION LAW AND BUSINESS CONDUCT	7

XI.	MEDIA AND OTHER OUTSIDE COMMUNICATION	7

XII.	COMPLIANCE WITH COPYRIGHT LAWS	7

XIII.	ALCOHOL AND DRUG USE	8

XIV.	DISCRIMINATION AND HARASSMENT	8

XV.	COMPANY PROPERTY	10
	Products and Production	10
	Information Systems	10

XVI.	COMPLIANCE WITH LAW	10

GUIDELINES FOR BUSINESS CONDUCT

Please note that in all instances, references to the “Company” means any or all of Drew, Kinro and its subsidiaries, and Lippert Components and its subsidiaries.

DEFINITIONS

“Drew” means Drew Industries Incorporated.

“Kinro” means Kinro, Inc. and its direct and indirect subsidiaries.

“Lippert” means Lippert Components, Inc. and its direct and indirect subsidiaries.

For ease of reference, the term “Company” means the company with which you are employed consisting of either Drew, Kinro or Lippert.  Guidelines applicable to employees of the Company are also applicable to all directors of Drew as the context requires.

I.	PROTECTING THE COMPANY’S ASSETS

Every employee is responsible not only for protecting Company property (including confidential information), entrusted to him or her, but also for helping protect the Company’s assets in general.

Use of the Company’s Assets

Facilities, equipment and supplies must be used only for conducting the Company’s business.

Funds or assets of the Company may be used only for conducting the Company’s business, and not for any unlawful or improper purposes.

Confidential Information

Confidential (proprietary) information includes any non-public business, financial and product plans.  It includes, but is not limited to, designs, engineering and manufacturing know-how and processes, customer and supplier information, pricing, and a variety of internal information, such as personnel and salary information.

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One obligation that you have, as an employee and at any time after you leave employment, is not to disclose to anyone outside the Company any confidential information. Another obligation is to use such information only in the Company’s business.  If questions from someone outside the Company come to you, do not answer them unless you’re authorized to do so.

Inadvertent disclosure of confidential information by loyal employees can harm the Company’s interest.  For example, other than as may be necessary for purposes of conducting the Company’s business, you should not discuss with anyone outside the Company, products, products being developed or prices. You should never discuss with anyone outside the Company earnings or business volume that have not been made public, marketing strategies, business plans or other confidential information.

Even if you retire, or leave the Company for some other reason, you may not disclose or misuse confidential information.

II.	RECORDING AND REPORTING INFORMATION

You should record and report information not only accurately but honestly.

Every employee records or submits to the Company information of some kind.  Reporting time worked is an example, as is the recording of financial information by accounting personnel.  Expense accounts are another important record.

Particularly serious would be the reporting of false or misleading financial information.

The Company encourages employees to report all incidents of reporting or recording false or misleading information. No employee will be disciplined or discharged because of bringing, or assisting in the investigation of, an honest complaint of reporting or recording false or misleading information.

If you believe there has been any reporting of false or misleading information pertaining to the Company’s accounting, internal accounting controls, auditing matters, or you have any related concerns, you may use one of the following methods to report the incident:

1.	Kinro and Lippert employees can call Michael Leasor, Esq., at 817-483-7791, extension 113.

2.	Any employee can call Harvey F. Milman, Esq., VP-Chief Legal Officer of Drew, at 914-428-9098, extension 16.

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3.	Any employee can call the Company’s Audit Committee of the Board of Directors at (877) DREW123 (373-9123).

4.	Any employee can email to drew@drewindustries.com, subject: Audit Committee, or by regular mail to Audit Committee, Drew Industries Incorporated, 200 Mamaroneck, Ave., White Plains NY 10601.

Complaints about the Company’s accounting, internal auditing controls, or auditing matters will be referred by Mr. Leasor or Mr. Milman to the Chairman of Audit Committee of the Board of Directors.

If you request, you will be furnished with a written receipt of your complaint.

You can make your complaint anonymously, without identifying yourself.  If you provide your identity, and you request that it be kept confidential, your name will not be disclosed to management.

III.	BUSINESS CONTACTS WITH COMPETITORS

Be careful of your relationship with any competitor.

In all contacts with competitors, the general rule is to avoid discussing such matters as pricing policy, terms and conditions, costs, customer information, supplier information, inventories, products plans, production plans or methods and, of course, any information which is confidential.

Collaboration or discussion with competitors on these subjects can be illegal.  If a competitor raises any of them you should object and stop the discussion immediately, and report the incident to your supervisor.

IV.	ACQUIRING AND USING INFORMATION ABOUT OTHERS

In the normal course of doing business, you may acquire information about customers, suppliers, prospects or information about their employees.  In itself, this is ethical.

There are limits, however, on how such information should be acquired and used, especially information about competitors.  No person should, through improper means, acquire a competitor’s trade secrets or other confidential information.

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Industrial espionage - burglary, wiretapping, stealing and so forth - is obviously wrong.  So is hiring a competitor’s employees to get confidential information or urging a competitor’s employees or customers to disclose confidential data.

You should also be sensitive to how you use information about other companies and their employees.

V.	BRIBES, GIFTS, ENTERTAINMENT AND SOLICITATIONS

Gifts between employees of different companies range from widely distributed advertising novelties of small value, which you may both give and receive, to bribes, which unquestionably you may not. You may pay for and accept customary business amenities such as meals, provided the expenses involved are kept at a reasonable level.

There is, however, a point of unacceptability.  The difficulty lies in determining where that point is. One way to approach this question is to recognize that the purpose of both gifts and entertainment in business is to create goodwill. If they do more than that and unduly influence the recipient or make that person feel obligated to “pay back” the other company or individual by giving it business, then they are unacceptable.

Neither you, nor any member of your family, may ask for or accept, from a supplier or customer, money or a gift that may reasonably be construed as having any connection with the Company’s business relationship. Gifts also include discounts on personal purchases.

You may not give money or any gift to an executive, official or employee of any supplier, customer, government agency or other organization if it could reasonably be construed as having any connection with the Company’s business relationship.

Finally, while the Company encourages all of its employees to participate in charitable causes and other community service organizations, the Company also recognizes that solicitations of customers or suppliers for charitable or political contributions or services can, in certain instances, impact the Company’s business relationships and cause an appearance of impropriety. Accordingly, you should not solicit any customer or supplier for charitable or political contributions, unless you obtain the approval of the Chief Executive Officer of the Company by which you are employed, or unless the solicitation is made to an individual in the context of a personal friendship, on your own time and away from Company premises, and does not involve the Company or its business in any manner. Under no circumstances may an employee solicit customers or suppliers on behalf of the Company for political contributions or services.

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VI.	CONFLICT OF INTEREST

A conflict of interest would exist for you if you had any interests or activities outside the Company that you could benefit from to the detriment of the Company. In other words, given your responsibilities to the outside interest and your responsibilities to the Company as an employee, your loyalty becomes divided.

Your Personal Financial Interest

You should not have a financial interest in a supplier, competitor, customer, distributor or any other organization that could cause a conflict of interest.

A financial interest would be improper if the combination of your job, the amount of your investment and the particular company in which you invested could, viewed objectively by another person, influence your actions as an employee of the Company.

In the case of a supplier, ask yourself whether you have anything to do, directly or indirectly, with a decision on whether the Company does business with this other company.  If you do, you should not have any financial interest at all in the other company.

You should not evade these guidelines on investments by acting indirectly through anyone else, including family members.

Your Non Work Activity - Competing with the Company

You may not market products or services which compete with the Company’s products.  Nor, without the Company’s consent, may you work for a competitor during your employment with the Company as an employee, consultant or member of its board of directors, since usually that would create a conflict of interest.

Supplying the Company

You may not accept money or any benefits from any supplier for business advice or services with respect to the supplier’s business with the Company. Nor may you represent a supplier to the Company, be a part of its operating management or work on anything offered by that supplier to the Company. Also, although there may be exceptions established by the Company, you may not, as a general rule, be a supplier to the Company in your own right.

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Use of the Company’s Time and Assets

You may not perform outside work or solicit business on your own behalf while on the Company premises or the Company’s time.  Nor may you use the Company’s equipment, materials, resources or proprietary information for any outside work.

Waiver of Conflict of Interest

If you have any interests or activities outside the Company that could, or could appear to, possibly influence your decisions or actions as an employee of the Company, you must disclose the interests or activities to the President of the Company by which you are employed.  If the Company determines that a waiver of the conflict of interest may be appropriate, a written waiver must be obtained by the Company from the Chief Executive Officer of Drew upon approval of Drew’s Audit Committee.  Failure to make disclosure of a conflict of interest and obtain a written waiver is cause for dismissal.

VII.	POLITICAL CONTRIBUTIONS

The Company will not make contributions or payments to political parties or candidates. Nor will the Company provide any other form of support that may be considered a contribution.

VIII.	USING INSIDE INFORMATION

A specific area of concern in investing is the improper use of what is called inside information; non-public information about the Company or another company, such as a customer.  The improper use of such information for your own financial benefit is a violation of law.

Here are some examples:

•
If you know, due to your position as an insider, that our Company, an affiliate, or a customer or supplier is about to make an announcement that could affect the price of its stock, you should not buy or sell that stock, nor suggest that someone else do so, until after expiration of two full New York Stock Exchange trading days after the announcement.

•	You should not buy or sell the stock of a customer or supplier based on any inside information you have about that company.

•	As with investments, you should not evade these guidelines by acting through anyone else, including your family members.

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IX.	TECHNOLOGY RESOURCES

Technology resources consist of all electronic devices, software, and means of electronic communication, including access to the Internet.  All such resources (including, but not limited to e-mail) are the property of the Company and may from time to time be accessed by the Company without an employee's permission or knowledge.  The Company's technology resources are to be used by employees only for the purpose of conducting Company business.  Employees may, however, use the Company's technology resources for incidental personal use so long as such use does not interfere with the employee's duties, is not done for pecuniary gain, does not conflict with the Company's business and does not violate any Company policy.  Finally, all e-mail messages sent from the Company, even if personal, should be business-like and messages that are harassing or improper are strictly forbidden.

X.	COMPETITION LAW AND BUSINESS CONDUCT

Under competition (antitrust) laws, companies may not enter into agreements with other companies, even informally, that unreasonably restrict the competitive system.  A good example of such a prohibited agreement is one between competitors to charge the same price for their products.  Other examples include agreements between competitors to divide markets or control production and a company’s agreement with its suppliers that they will not sell to its competitors, or with its distributors that they will not handle competitive products.

Except for arrangements already approved - such as standard types of contracts like sales and purchasing agreements - all other contracts or arrangements between the Company and other persons or companies should be reviewed by the Company’s legal counsel.

XI.	MEDIA AND OTHER OUTSIDE COMMUNICATION

From time to time, the Company's employees may receive inquiries from the media, attorneys, accountants or others regarding the Company or its customers.  All such inquiries should be immediately referred to their supervisor.  Employees should never respond to these inquiries, unless under specific instructions to do so.  If any employee is required to provide information pursuant to a subpoena or court order, their supervisor must be immediately notified and the Company will aid the employee in providing accurate, relevant information.

XII.	COMPLIANCE WITH COPYRIGHT LAWS

Photocopying and dissemination of material contained in books, newsletters and other periodicals and computer software can result in substantial corporate and personal liability for copyright infringement. Photocopying newsletters on a systematical and cover-to-cover basis, even for internal use, creates a high risk of liability for copyright infringement and is prohibited. Additionally, unless specifically permitted in the license agreement accompanying computer software, copying computer software is a copyright infringement and is prohibited.

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XIII.	ALCOHOL AND DRUG USE

The safety and health of employees continue to be of utmost concern to the Company.  Also, the productivity, effectiveness, and morale of employees are matters of high and legitimate priority to the Company. In its commitment to maintain a safe and healthy work environment and a productive employee group, the Company has set forth this policy against alcohol and drug abuse.

It is the policy of the Company to prohibit the manufacture, distribution, sale or transfer, or unauthorized use or possession of, alcohol and unprescribed controlled substances on Company property (including parking lots) or during working time at any location. It is also a violation of policy for any employee to appear for or to work while under the influence of alcohol or an unprescribed controlled substance.

Prescription drugs prescribed by the employee’s physician may be taken during working hours, but the employee must notify the supervisor if the prescription drugs may affect the employee’s work performance or behavior.  Abuse of prescription drugs will be regarded as a violation of this policy.

The Company may perform random and/or reasonable suspicion drug testing of employees as part of its commitment to maintaining a drug-free workplace.

XIV.	DISCRIMINATION AND HARASSMENT

The Company is committed to maintaining a work environment in which all individuals, employees and non-employees alike, are treated with respect and dignity.  Each person has the right to work in a professional atmosphere that promotes equal opportunities, prohibits discriminatory practices and is free from all forms of harassment based on any protected characteristic, including sexual harassment.  Discrimination or harassment, whether based on race, color, religion, gender, national origin, age, disability or sexual orientation, whether it is verbal or physical, and whether it occurs on the Company’s premises, at work assignments outside the Company’s premises, at Company sponsored social functions or elsewhere, is unacceptable and will not be tolerated.

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Prohibited harassment includes unwelcome or unwanted sexual advances, requests for sexual favors, and other verbal, nonverbal or physical conduct of a sexual nature or which is undertaken on the basis of a protected characteristic when: (1) submission to or rejection of such conduct by an individual is used as a factor in decisions affecting hiring, evaluation, promotion, termination or other aspects of employment; or (2) such conduct substantially interferes with an individual’s employment or creates an intimidating, hostile or offensive work environment.

Examples of unacceptable conduct include behavior such as teasing; racial slurs; ethnic jokes or disparaging remarks; repeated unwelcome flirtations, advances or propositions; graphic or verbal commentary about an individual’s body or sexual prowess or deficiencies; leering; whistling; touching, pinching or other unwelcome physical contact; suggestive, insulting, obscene or demeaning comments or gestures; and display in the workplace of sexually suggestive objects or pictures.

Even consenting romantic and sexual relationships between employees may lead to unforeseen complications.  Every employee should be aware of the possible risks of even an apparently consensual sexual relationship, including the possible difficulty of showing mutual consent.  The Company may alter the responsibilities of employees engaged in a consenting relationship to diminish the job related contact they may have with each other.

The same risks are present in seemingly mutual or consensual “horseplay” involving behavior that is demeaning or derogatory towards individuals based on a particular characteristic.

The Company encourages employees to report all incidents of discrimination or prohibited harassment, regardless of whom the offender might be, in the manner established by the Company’s policies that have been made available to its employees.  Often a frank discussion with the alleged offender will resolve the problem.  If the offensive behavior continues, or an employee is uncomfortable discussing the behavior with the offending individual, a supervisor or the human resource manager is available to talk with the employee.  In all cases, the human resource manager should be kept apprised of the situation.

Complaints will be promptly investigated in accordance with the Company’s established procedures, including interviews of the complaining individual, the alleged offender and any identified witnesses.  Confidentiality will be maintained to the maximum extent possible. If the allegations of improper behavior are confirmed, appropriate disciplinary action will be taken, up to and including dismissal.

It is also a violation of this policy to retaliate against any individual who in good faith complains of discriminatory or harassing behavior or who assists in investigations of complaints.  No employee will be discriminated against, or discharged, because of bringing, or assisting in the investigation of, a complaint of discrimination or prohibited harassment.  Retaliatory conduct may result in discipline, up to and including discharge.  If, however, after investigating any complaint of harassment or discrimination, the Company determines that an employee has provided false information regarding the complaint, disciplinary action may be taken against that individual.

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XV.	COMPANY PROPERTY

Products and Production

All inventions, designs, specifications, creations, ideas, techniques and methods involving any products or services offered by the Company, or any manufacturing techniques, and any modifications or improvements to any of these, that are invented, discovered or implemented by any employee of the Company during his/her employment with the Company are the property of the Company and are owned by the Company. This is the case whether or not the employee used the Company’s facilities, equipment, materials or personnel, and whether or not the Company markets or utilizes these inventions, discoveries or implementations. Upon request, employees are required to sign and deliver to the Company any documents needed to establish or record the Company’s title to these inventions, discoveries or implementations.

Information Systems

All computer software systems and developments, including specifications, programs, documentation, source codes, object codes, algorithms, computer routines, flow charts, diagrams, data and data bases made or conceived or developed by any employee of the Company during his/her employment with the Company relating to any aspect of the Company’s business are the property of the Company and are owned by the Company. This is the case whether or not the employee used the Company’s facilities, equipment, materials or personnel, and whether or not the Company utilizes these software systems and developments. Upon request, employees are required to sign and deliver to the Company any documents needed to establish or record the Company’s title to these systems and developments.

XVI.	COMPLIANCE WITH LAW

It is the Company's policy to, and the Company expects all employees to, comply with the Equal Pay Act (provides for equal pay for males and females for comparable work), the Fair Labor Standards Act (regulates minimum wage and overtime compensation), the Family Medical Leave Act (requires employers to allow eligible employees to take up to 12 weeks of unpaid leave for the care of a child, spouse, or parent with a serious health condition, the birth or adoption of a child, or the employee's own serious health condition), Title VII of the Civil Rights Act of 1964 (prohibits employment discrimination on the basis of race, color, religion, national origin or sex), the Americans with Disabilities Act (prohibits discrimination in the workplace against qualified individuals with disabilities), the Age Discrimination in Employment Act (prohibits employers from discriminating against employees 40 years of age or older), the Occupational Safety and Health Act (requires employees to furnish their workers with a workplace that is free from recognized hazards that cause or are likely to cause, death or serious injury) and all other federal, state and local laws applicable to employment.

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I have read and understand the Company’s Guidelines for Business Conduct.

Name	Company

Signature	Date

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